[Northern Tier Energy, Inc. Letterhead]

February 10, 2012

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy, Inc.
Registration Statement on Form S-1
Filed December 13, 2011 File No. 333-178457

Northern Tier Energy LLC
Northern Tier Finance Corporation
Registration Statement on Form S-4
Filed December 13, 2011 File No. 333-178458

Dear Mr. Schwall:

Set forth below are the responses of Northern Tier Energy, Inc. (the “Company”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2012, with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) and the Northern Tier Energy LLC and Northern Tier Finance Corporation Registration Statement on Form S-4 (the “Form S-4”), each filed December 13, 2011 (together, the “Registration Statements”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Form S-1 (“Amendment No. 1”) and Amendment No. 1 to the Form S-4 (the “Form S-4 Amendment” and together with Amendment No. 1, the “Amendments”). For your convenience, we will hand deliver three full copies of the Amendments, as well as three copies of the Amendments that are marked to show all changes made since the initial filing of the Registration Statements. We are also concurrently providing certain information responsive to Comment 6 in a separate letter to the Staff pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Securities and Exchange Commission

February 10, 2012

Registration Statement on Form S-1

General

1.     Where a comment on disclosure in one location also relates to disclosure which appears elsewhere, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the marked version of the amended filing where the responsive disclosure is located. This will expedite our review of the filing.

RESPONSE:

To the extent that a comment on disclosure in one location also relates to disclosure which appears elsewhere, we have made parallel changes to all affected disclosure. In addition, as applicable, each response indicates the page number(s) where responsive disclosure to each comment may be found in Amendment No. 1.

2.     Please update all disclosure to the latest practical date. For example, please provide updated executive compensation disclosure for the year just ended. Please also fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to identify information that is subject to change prior to effectiveness.

RESPONSE:

We acknowledge the Staff’s comment and have provided an updated executive compensation disclosure for the year just ended beginning on page 151 of Amendment No. 1. We undertake to update all other disclosure to the latest practical date and to include in future amendments to the Form S-1 all information that we are not entitled to omit under Rule 430A.

3.     Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendment once a price range is included and the related information now appearing blank throughout the document has been provided.

RESPONSE:

We acknowledge the Staff’s comment and will include a price range in a future amendment to the Form S-1. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

4.     Please advise us regarding the status of your application to list on the New York Stock Exchange, and provide updated disclosure as appropriate.

RESPONSE:

Securities and Exchange Commission

February 10, 2012

We received a clearance letter from the NYSE on January 12, 2012, and we intend to submit our original listing application as soon as possible. We undertake to provide updated disclosure regarding the status of our original listing application in each subsequent amendment to the Form S-1.

5.     Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

RESPONSE:

We will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. An initial filing relating to the Form S-1 was filed with FINRA on December 14, 2011. Counsel to the underwriters has confirmed to us that, prior to requesting accelerated effectiveness, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has cleared our filing.

6.     Please send us the supporting documentation for all of the statistical and similar claims you make in your prospectus. For example, we refer you to the claims on page 3 regarding the number of operating domestic refineries and the related capacity. We also note your claim at page 2 that “[o]f the 27 operable refineries in the PADD II region, only three have a Nelson complexity index higher than [yours].” Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

RESPONSE:

We acknowledge the Staff’s comment and have submitted under separate cover additional information on electronic media responsive to the above request.

We note that all of our source material is publicly available and did not require the payment of any fee or compensation for such material, with the exception of (i) the Oil & Gas Journal report, dated January 1, 2010, which was purchased by the underwriters (ii) and data sourced from Bloomberg for which the Company pays a quarterly subscription fee. The Oil & Gas Journal report is an annual industry publication that was not separately commissioned by us or the underwriters with respect to this offering.

Industry and Market Data, page ii

7.     We note your statement on page ii that you have not independently verified the industry data and certain other statistical information used in your prospectus, and “can not assure you of the accuracy or completeness of such information contained in this prospectus.” Under the federal securities laws, you are responsible for all information contained within your

Securities and Exchange Commission

February 10, 2012

registration statement, and you should not include language that suggests otherwise. Please revise or eliminate this statement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to remove the above referenced statement. Please see page ii of Amendment No. 1.

Prospectus Summary, page 1

8.     Please refer to the following statement on page 5: “Our refinery recorded an average of 0.62 and 0.41 recordable incidents during the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively.” Please briefly define this injury frequency rate. The same disclosure appears on page 123.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure defining the injury frequency rate as the recordable rate reported by us to the Occupational Safety and Health Administration. Please see page A-1 of Amendment No. 1.

Risk Factors, page 21

Our liquidity may be adversely affected by a reduction in third party credit, page 22

9.     Please quantify the portion of your crude oil and other feedstock purchases for which you rely on third party credit.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure quantifying the portion of our crude oil and other feedstock purchases for which we rely on third-party credit. Please see page 22 of Amendment No. 1.

If we are required to obtain our crude oil supply., page 37

10.   Please quantify the portion of your crude oil supply which you purchase through JPM CCC under the crude oil supply and logistics agreement.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure quantifying the portion of our crude oil supply that we purchase through JPM CCC under the crude oil supply and logistics agreement. Please see page 37 of Amendment No. 1.

Securities and Exchange Commission

February 10, 2012

In certain cases, payments under the Tax Receivables Agreements, page 45

11.   Where you state that if you elected to terminate the Tax Receivable Agreements early you would be required to make an immediate payment, please provide an estimate of what the payment would be, assuming a recent date.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that any estimate of the early termination payment under the Tax Receivable Agreement is calculable only upon determination of the price range for the offering. We have provided additional disclosure on pages 45 and 173-174 of Amendment No. 1 with respect to the estimation of any such early termination payment and we undertake to provide an estimate of the early termination payment in a future amendment to the Form S-1 when we provide a price range for the offering.

Use of Proceeds, page 59

12.   We note your disclosure that a portion of the net proceeds will be retained by NTI LLC for general corporate purposes. Please note that you will need to disclose this capital allocation in greater detail, depending on the materiality of the amounts involved. Briefly discuss the principal reasons for the offering at this time. See generally Item 504 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and will provide the estimated amounts of net proceeds we intend to allocate to each of the identified uses when the expected size of the offering is known, and no later than when we provide the price range for the offering. We will provide additional disclosure with respect to the principal reasons for the offering in a future amendment to the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

Description of Our Indebtedness, page 109

Senior Secured Asset-Based Revolving Credit Facility, page 109

13.   Please describe in greater detail the restrictive covenants in Article VI of your credit agreement and in Article III of your indenture.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure describing in greater detail the restrictive covenants in Article VI of our credit agreement and in Article III of our indenture. Please see pages 109 and 110 of Amendment No. 1.

Securities and Exchange Commission

February 10, 2012

Business, page 118

14.   Please enlarge the font for the text which appears in the graphic on page 125, as currently the text is not legible.

RESPONSE:

We acknowledge the Staff’s comment and have enlarged the font for the text which appears in the graphic on page 124 of Amendment No. 1.

Management, page 145

15.   Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Refer to the sketches for Messrs. Rodriguez, Kuchta, Aronson and Ginns, for example. For Messrs. Aronson and Ginns, clarify when they founded ACON Investments, L.L.C.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure to the biographical information for our directors and executive officers to provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Please see pages 144 through 147 of Amendment No. 1.

Compensation Discussion and Analysis, page 152

16.   We note your stated emphasis on aligning the interests of your named executive officers and your other equity holders. Please disclose whether the company has any equity ownership requirements or guidelines, as well as any policy regarding hedging the economic risk of such ownership. See Item 402(b)(2)(xiii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have provided disclosure indicating that we do not have any equity ownership requirements or guidelines, nor any policy regarding hedging the economic risk of such ownership. Please see page 159 of Amendment No. 1.

Long-Term Incentive Plan, page 157

17.   Please disclose whether you will have any policy in place regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award of payment. See Item 402(b)(2)(viii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have provided disclosure indicating that we do not currently have any policy in place regarding the adjustment or recovery of awards or

Securities and Exchange Commission

February 10, 2012

payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award of payment. Please see page 159 of Amendment No. 1.

Statements of Operations, page F-3

Statements of Income, page F-27

18.   We note from your disclosures on pages F-13 and F-42 that Northern Tier Investors LLC (“NTI LLC”) has been treated as a “pass-through” entity for U.S. federal income tax purposes, and therefore no recognition has been given to federal income taxes in the financial statements. We also note your disclosure on page 66 that states Northern Tier Energy, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of NTI LLC, and taxed at the prevailing corporate tax rates after the closing of this offering. Since you will no longer be tax exempt upon the closing of the offering, please revise to provide pro forma tax and earnings (loss) per share data on the face of your statements of operations and income for at least the most recent partial fiscal year and subsequent interim period; we encourage this pro forma presentation for all periods.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note, as indicated in the Staff’s comment, that NTI LLC has historically been treated as a “pass through” entity. Northern Tier Energy, Inc, (the issuer) will use the proceeds to acquire an interest in NTI LLC and therefore NTI LLC will continue as a separate entity treated as a “pass through”. We believe that showing a pro forma presentation on the face of the financial statements of NTI LLC to reflect it as a taxable entity while it will remain a “pass through” entity after the transaction does not fall within the guidance outlined in the Section 3410.2 of the Division of Corporation Finance’s Financial Reporting Manual and will not be an accurate depiction of the transaction. In order to provide potential investors with a view of the tax impact at the issuer level, as if the offering and transaction would have occurred January 1, 2010, we have provided in footnote (i) to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for all periods presented the tax effect and earnings (loss) per share data on a pro forma basis for Northern Tier Energy, Inc. Please see pages 67 through 69 and 71 of Amendment No. 1.

Exhibits

19.   Please file all omitted exhibits, including counsel’s opinion, as soon as practicable. In addition, please file the form of lock-up agreement, your crude oil supply and logistics agreement with JPM CCC, your agreement with Marathon to supply substantially all of the gasoline and diesel requirements of 90 independently owned and operated Marathon-branded convenience stores, the transition services agreement with Marathon, and the management services agreement with ACON Management and TPG Capital.

RESPONSE:

Securities and Exchange Commission

February 10, 2012

We acknowledge the Staff’s comment with respect to the management services agreement with ACON Management and TPG Capital. We note that the Company entered into an amended and restated management services agreement with ACON Management and an affiliate of TPG Capital in January 2012 and we have filed the amended and restated master services agreement as Exhibit 10.11 to Amendment No. 1.

We respectfully note that we are currently negotiating an amendment and restatement of the crude oil supply and logistics agreement with JPM CCC (the “JPM CCC Agreement”), which we anticipate entering into prior to requesting effectiveness. We undertake to file the JPM CCC Agreement, as amended and restated, with a future amendment to the Form S-1 and will allow sufficient time for the Staff to review the JPM CCC Agreement and for us to respond to any comments that may result from the Staff’s review.

We further note that we do not consider the agreement with Marathon to supply substantially all of the gasoline and diesel requirements of the Marathon-branded convenience stores (the “Marathon Agreement”) to be an agreement that is required to be filed as an exhibit to the Form S-1 under Item 601(b)(10) of Regulation S-K. The Marathon Agreement is of a type that is common throughout the refining industry. Thus, we believe that the Marathon Agreement is of a type that would “ordinarily accompan[y] the kind of business conducted” by us under Item 601(b)(10)(ii).

In addition, we do not believe that the Marathon Agreement is an agreement upon which our “business is substantially dependent” under Item 601(b)(10)(ii)(B). The Marathon Agreement accounted for approximately 7% and 6% of our refining segment revenues and our consolidated revenues for the nine months ended September 30, 2011, respectively. In the event that the Marathon Agreement was terminated, we believe that we would be able to market the products that otherwise would have been sold to Marathon on substantially similar economic terms.

We respectfully note that, as disclosed on pages 7, 26 and 47 of Amendment No. 1, in the fourth quarter of 2011, we ended a substantial portion of the services being provided by Marathon under the transition services agreement and therefore no longer consider this agreement to be material.

We undertake to file with future amendments to the Form S-1 all other omitted exhibits, including, without limitation, counsel’s opinion and the form of lock-up agreement and will allow sufficient time for the Staff to review all exhibits and for us to respond to any comments that may result from the Staff’s review.

Securities and Exchange Commission

February 10, 2012

Registration Statement on Form S-4

General

20.   We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues relating to the review of your Form S-1 have been resolved.

RESPONSE:

We acknowledge the Staff’s comment. We note that, where changes have been made to the disclosure in the Form S-1, corresponding changes have been made to the disclosure in the Form S-4.

21.   It appears that you are registering the new 10.50% Senior Secured Notes due 2017 in reliance on our position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment please submit on EDGAR a supplemental letter to us stating that you are registering the exchange offer in reliance on our position in these letters. The supplemental letter should include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. If you are not relying on this line of no-action letters, please advise.

RESPONSE:

We acknowledge the Staff’s comment and have, concurrent with the submission of the Form S-4 Amendment, submitted on EDGAR a supplemental letter to the Staff stating that we are registering the exchange offer in reliance in the Commission’s position in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

*  *  *  *  *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

NORTHERN TIER ENERGY, INC.

By: /s/ Peter T. Gelfman

Name: Peter T. Gelfman

Title: Vice President, General Counsel and

Secretary

Securities and Exchange Commission

February 10, 2012

Cc:	Douglas McWilliams, Vinson & Elkins L.L.P.
Brenda Lenahan, Vinson & Elkins L.L.P.
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP